OMB APPROVAL
OMB Number: 3235-0058
Expires: October 31, 2018
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-52369

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):
[   ]  Form 10-K     [   ]  Form 20-F     [   ]  Form 11-K     [ x ]  Form 10-Q     [   ]  Form 10-D     [   ]  Form N-SAR     [   ]  Form N-CSR
For Period Ended:      September 30, 2016
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
FitLife Brands, Inc.

Full Name of Registrant

Former Name if Applicable
4509 S. 143rd Street, Suite 1

Address of Principal Executive Office (Street and Number)
Omaha, Nebraska, 68137

City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Due to connectivity issues with the Commission's EDGAR server, FitLife Brands, Inc. (the "Company") was unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2016 (the "Quarterly Report") within the prescribed time period. Although the Quarterly Report was submitted by our filing agent prior to 5:30 pm ET on November 14, 2016, the submission was not accepted by the EDGAR system until our second attempt to file, which occurred after 5:30 pm ET.

We intend to submit a written request to the Commission to adjust the filing date of the Quarterly Report to November 14, 2016, pursuant to Rule 13(b) of Regulation S-T. However, as a precautionary matter, we are submitting this Form 12b-25 to ensure that we remain timely in our periodic filings under the Securities Exchange Act of 1934, as amended.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael Abrams	402	333-5260
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes[ x ] No[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes[ ] No[ x ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FitLife Brands, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 15, 2016
By:	/s/ Michael Abrams

Name: Michael Abrams
Title: Chief Financial Officer